10X Capital Venture Acquisition Corp

1 World Trade Center, 85th Floor

New York, NY 10007

November 23, 2020

VIA EDGAR

Pam Howell

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	10X Capital Venture Acquisition Corp
Registration Statement on Form S-1
Filed September 25, 2020, as amended
File No. 333-249072

Dear Ms. Howell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, 10X Capital Venture Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 23, 2020, or as soon thereafter as practicable.

Please call Jessica Chen of White & Case LLP at (212) 819-8503 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

10X Capital Venture Acquisition Corp

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chief Executive Officer and Chairman

cc:	Jessica Chen, White & Case LLP

[Signature Page to Acceleration Request]